



et Oliva
red pepper spread
red peppers | coriander | walnuts
212 g | 7.75oz
refrigerate after opening
et Oliva
fig & olive jam
fig | kalamata | laurel
212 g | 7.75oz
UNION KITCHEN
et Oliva
olive tapenade
kalamata | thyme | orange
212 g | 7.75oz
UNION KITCHEN

# et Oliva LLC
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 9.50%

**Target Raise Amount:** $150,000

**Offering End Date:** December 29, 2022

**Repayment Period:** 5 years (60 months)

**Minimum Raise Amount:** $25,000

## Company Details:

**Name:** et Oliva LLC

**Founded:** March 9, 2021

**Address:** 1140 3rd Street NE, Fl-1
Washington, DC 20002

**Industry:** Specialty Canning

**Employees:** 1

**Website:** https://www.etoliva.com

## Use of Funds Allocation:

If the maximum raise is met:

$80,000 (53.33%) – of the proceeds will go towards wages
$70,000 (46.67%) – of the proceeds will go towards manufacturing

## Social:

Instagram: 133 Followers





## Business Metrics:

|  | FY21 | YTD 8/31/2022 |
|---|---|---|
| Total Assets | $19,206 | $81,934 |
| Cash & Cash Equivalents | $13,031 | $75,853 |
| Accounts Receivable | $3,175 | $3,080 |
| Short-term Debt | $0 | $4,463 |
| Long-term Debt | $0 | $0 |
| Revenue | $10,824 | $27,301 |
| Cost of Goods Sold | $9,015 | $25,495 |
| Taxes | $0 | $0 |
| Net Income | -$10,883 | -$58,934 |

## Recognition:

**et Oliva LLC** sources, produces, and distributes high-quality Mediterranean food provisions. et Oliva evolved from a passion for great food and a desire to share that food and drink with friends and family. The flavors, while bright and ingredient focused, have complex histories that are enigmatic of a climate and people who continue to live in one of the most beautiful places in the world. et Oliva strives to create and bring these artisan flavors to your table. They are a small, independent LGBT owned and operated company.

## About:

**et Oliva LLC** has been in business since 2021. They are a small, independent LGBT owned and operated company. They are passionate about food security and social justice and through their continued work, they are striving to make impacts in local food systems here and abroad.  et Oliva has received press from George Washington University Magazine, Union Kitchen and Nosh.

For  more information, contact our Customer Support Team at support@thesmbx.com

